SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 -K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated February 19, 2004

(Commission File No. 1-15024)

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

(Name of Registrant)

Ramon Cojuangco Building

Makati Avenue, Makati City

Philippines 0721

(Address of Principal Executive Officers)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: y Form 40-F: o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes: o No: y

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation by Regulation S-T Rule 101 (b) (7):

Yes: o No: y

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes: o No: y

Enclosure:

A copy of the disclosure letter we sent today to the Philippine Stock Exchange and the Securities and Exchange Commission in connection with the Annual Meeting of Stockholders of the Company.

February 19, 2004

Philippine Stock Exchange

4/F Philippine Stock Exchange Center

Exchange Road, Ortigas Center

Pasig City

Attention: Atty. Jose G. Cervantes

Senior Vice President

Gentlemen:

In compliance with the disclosure requirements of the Philippine Stock Exchange, we advise that the Annual Meeting of Stockholders of the Company will be held on June 8, 2004 (the second Tuesday of June as provided in the Company’s By-laws) at 4:00 o’clock P.M. in Makati City, Philippines.

We enclose a copy of the resolution fixing April 9, 2004 as the record date for the determination of stockholders entitled to notice of and to vote at said Annual Meeting.

Very truly yours, PHILIPPINE LONG DISTANCE TELEPHONE COMPANY MA. LOURDES C. RAUSA-CHAN Corporate Secretary

SECRETARY’S CERTIFICATE

I, MA. LOURDES C. RAUSA-CHAN, Corporate Secretary of Philippine Long Distance Telephone Company hereby certify that:

1. At a meeting of the Board of Directors of Philippine Long Distance Telephone Company (the “Company”) held on February 19, 2004, the following resolution was passed and adopted:

“RESOLVED, that April 9, 2004 be, and said date is hereby, fixed as the record date for the determination of stockholders entitled to notice of and to vote at the Annual Meeting of Stockholders of the Company which will be held in accordance with the Company’s By-laws in Makati City, on Tuesday, June 8, 2004 at 4:00 o’clock P.M.”

2.         The aforequoted resolution is still in full force and effect.

IN WITNESS WHEREOF, I have set my hand and affixed the seal of the Company this 19th day of February, 2004 at Makati City, Philippines.

MA. LOURDES C. RAUSA-CHAN Corporate Secretary PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

SUBSCRIBED AND SWORN to before me this _____ day of February, 2004 affiant exhibiting to me her Community Tax Certificate No. 15168825 issued on January 8, 2004 at Makati City.

Doc. No. ____

Page No. ____

Book No. ____

Series of 2004.

February 19, 2004

Securities & Exchange Commission

Money Market Operations Department

SEC Building, EDSA

Mandaluyong City

Attention: Director Justina F. Callangan

Corporations Finance Department

Gentlemen:

In accordance with Section 17 of Securities Regulation Code (“SRC”), we are submitting herewith five (5) copies of a Current Report in connection with the Annual Meeting of Stockholders of the Company.

Very truly yours, PHILIPPINE LONG DISTANCE TELEPHONE COMPANY MA. LOURDES C. RAUSA-CHAN Corporate Secretary

COVER SHEET

P	W	-	5	5

S.E.C. Registration No.

P	H	I	L	I	P	P	I	N	E	L	O	N	G	D	I	S	T	A	N	C	E

T	E	L	E	P	H	O	N	E	C	O	M	P	A	N	Y

(Company’s Full Name)

R	A	M	O	N	C	O	J	U	A	N	G	C	O	B	L	D	G	.

M	A	K	A	T	I	A	V	E	.	M	A	K	A	T	I	C	I	T	Y

(Business Address: No. Street City/Town/Province)

ATTY. MA. LOURDES C. RAUSA-CHAN	814-3552

Contact Person Company Telephone Number

1	2	3	1	ANNUAL MEETING ADVICE	0	6	Every 2nd Tuesday

Month Day FORM TYPE Month Day Fiscal Year

Annual Meeting

C	F	D	N/A

Dept. Requiring this Doc. Amended Articles

Number/Section

Total Amount of Borrowings

895,064,439 As of Dec. 31, 2003	N/A	N/A

Total No. of Stockholders Domestic Foreign

---------------------------------------------------------------------------------------------------------------------------------------

To be accomplished by SEC Personnel concerned

File Number ____________________________________

LCU

Document I.D. ____________________________________

Cashier

STAMPS

Remarks: Please use black ink for scanning purposes.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

1. February 19, 2004 __________

Date of Report (Date of earliest event reported)

2. SEC Identification Number _____PW-55 ____ 3. BIR Tax Identification No. ____000-488-793

4. Philippine Long Distance Telephone Company ___________________________________

Exact name of registrant as specified in its charter

5. Philippines ___________________________ 6. (SEC Use Only)

Province, country or other jurisdiction or Industry Classification Code:

Incorporation

7. Makati Avenue, Makati City, Philippines ________________ _________________

Address of principal office Postal Code

8. (632) 814-3664 ________________________________________________________________

Registrant’s telephone number, including area code

9. Not Applicable___________________________________________________________________

Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code

Title of Each Class Number of Shares of Common Stock

Outstanding and Amount of Debt Outstanding

_________________________________________________________________________________

_________________________________________________________________________________

_________________________________________________________________________________

11. Indicate the item numbers reported herein: _______ ___________________________________

In compliance with the disclosure requirements of the Securities and Exchange Commission, we advise that the Annual Meeting of Stockholders of the Company will be held on June 8, 2004 (the second Tuesday of June as provided in the Company’s By-laws) at 4:00 o’clock P.M. in Makati City, Philippines.

The Board of Directors of the Company has fixed April 9, 2004 as the record date for the determination of stockholders entitled to notice of and to vote at said Annual Meeting. The transfer books of the Company will not be closed.

Pursuant to the requirements of the Securities Regulation Code, the Company has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY By: MA. LOURDES C. RAUSA-CHAN Corporate Secretary

February 19, 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant had duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY By: MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Date: February 19, 2004